ARBITRATION UNDER ALASKA ARBITRATION ACT

GOLDRICH PLACER, LLC, GOLDRICH MINING COMPANY, and GOLDRICH NYACAU PLACER, LLC, Claimants, vs. NYACAU, LLC, DR. J. MICHAEL JAMES, and BEAR LEASING, LLC, Respondents.	SECOND INTERIM AWARD RE DISSOLUTION/LIQUIDATION OF GNP AND RELATED ISSUES

GOLDRICH NYACAU PLACER, LLC, NYACAU, LLC, DR. J. MICHAEL JAMES, and BEAR LEASING, LLC,

Counterclaimants,

vs.

GOLDRICH PLACER, LLC, GOLDRICH MINING COMPANY, WILLIAM SCHARA, STEPHEN VINCENT, DAVID ATKINSON, CHARLES BIGELOW, KENNETH EICKERMAN, WILLIAM ORCHOW, MICHAEL RASMUSSEN, THEODORE SHARP, JAMES DUFF, and RICHARD WALTERS,

Counterclaim Respondents.

INTRODUCTION

1.As explained in the Partial Final Award, the Panel—pursuant to the parties’ express request at the arbitration hearing—has agreed to retain jurisdiction and oversight over the dissolution/liquidation of GNP, and issues associated therewith, until the liquidation process is completed.  This is consistent with the broadly worded arbitration clause of the Operating Agreement (under which this arbitration was initiated), which requires that “any dispute arising from or related to this Operating Agreement, the Lease [referring to the Placer Mining Claims Lease, in which Goldrich assigned the Claims to GNP] or operations by Goldrich, NyacAU, or [GNP] shall be resolved” by arbitration under the Alaska Revised Arbitration Act. Article XIV of the Operating Agreement sets for the process to be followed for the dissolution/liquidation of GNP.

2.This Second Interim Award is necessitated by the facts that the dissolution/liquidation has not yet run its course; the parties have raised issues pertaining to dissolution/liquidation on which the Panel has ruled (as set forth herein), but which conceivably could be subject to change if new issues related to the rulings arise in the future; and more issues may arise between the parties as the dissolution/liquidation process continues.

3.Once the dissolution/liquidation of GNP has run its course, the Panel will incorporate this Second Interim Award, along with all other issues decided in connection with the dissolution/liquidation of GNP, into a second Partial Final Award. However, it is important to emphasize that this process is not intended in any way to impact the immediate enforceability of the previously issued Partial Final Award.

I.THE PARTIES’ REQUESTS FOR ORDERS REGARDING DISSOLUTION/ LIQUIDATION OF GNP

4.Both parties have requested various orders from the Panel which bear some relation to the dissolution/liquidation process to be carried out (under the Panel’s supervision as requested by the Parties). As set forth in more detail below, the Panel has issued rulings regarding some of these orders and deferred ruling on others which it believes are more appropriate for resolution at a future point in the GNP liquidation.

A.Orders Requested by Claimants

5.The orders requested by Claimants were initially set forth in Exhibit 426, and refined, as to damages sought, in Exhibit 429.  Certain orders requested by Claimants, which do not directly relate to the dissolution/liquidation process, have been dealt with in the Partial Final Award.  They include, using Exhibit 426 as a reference point: (i) Requested Order 1 (Section III of Partial Final Award); (ii) Requested Orders 2 and 3 (Section I of Partial Final Award); (iii) Requested Order 4 (actually two requested orders) (Section II of Partial Final Award); and (iv) Requested Order 5 (Section XI.3. of Partial Final Award).  Claimants’ dissolution/liquidation requests which do relate to the dissolution/liquidation of GNP are addressed below, including a post-hearing request for the Panel to order transfer of GNP’s individual permit to Goldrich, which (as explained in the ruling on the request) relates to and impacts the liquidation process.

1.Request for an Order appointing Goldrich to replace NyacAU as the Manager of the dissolution/ liquidation process.

6.The dissolution/liquidation process for GNP is laid out clearly in Article XIV of the Operating Agreement.  Article XIV provides that the “Manager”, NyacAU, is responsible to “effect the dissolution of [GNP]” by filing and publishing a proper notice as required by the Alaska Revised Limited Liability Company Act (Operating Agreement, §§ 14.2, 14.3 and 2.1), and thereafter to “act with due diligence as liquidator to wind up the Company within one (1) year or such longer period as may be agreed in writing by the Members”.  If NyacAU fails to accomplish the liquidation of GNP within one year or any extension agreed by the parties, the “Member that is not the Manager,”--i.e., Goldrich--then has the right to complete the liquidation process, including, if not already done, establishment of reserves for “contingent or unseen liabilities,” followed by final distributions, if any, to the Members.

7.The Panel’s jurisdiction over the dissolution/liquidation process empowers it to replace NyacAU with Goldrich (or even a third party, if appropriate) should NyacAU fail to perform its duties.  To date, however, NyacAU has complied with all processes put in place by the Panel for liquidation (primarily through sale of equipment to third parties and the initiation of a government-approved reclamation of the mining site), and there is no evidence indicating that NyacAU will not continue to perform as the Operating Agreement requires.  Claimants also have argued that NyacAU should be replaced by Goldrich as Manager, based upon NyacAU’s alleged failure to perform its obligations under the Operating Agreement.  However, on balance there was insufficient evidence presented at the hearing to support this contention.

2.Claimants’ Requested Order that all equipment be sold to Goldrich.

8.Requested Order 6 asks the Panel to order that all equipment leased or rented to or owned by GNP be sold at fair market value to Goldrich, with final payment for such equipment being made on August 31, 2019, and interest on the purchase paid at the same rate that is being charged by Alaska Growth Fund on its $4,000,000 loan to NyacAU to fund mining operations.  However, Goldrich has no legal right, under the Operating Agreement, or the dissolution/liquidation process set forth therein, to require that sales of all equipment constituting GNP assets be made to it, as opposed to some other third party purchaser.  Respondents have acknowledged that Goldrich may purchase any and all equipment which constitute GNP assets for cash at fair market value, in the amounts calculated by Michael Tope in his Expert Report.  However, NyacAU’s obligations in connection with the liquidation of GNP are to ensure that it obtains the best prices possible for sales of such equipment, sufficient to pay off any encumbrances on the equipment and possibly provide GNP with some net recovery on the sales to satisfy other liabilities.  Goldrich has no contractual right of first refusal with respect to any such sales, although it certainly can put in its cash bid for any piece of equipment when it is auctioned and hope it emerges as the highest bidder.  NyacAU shall be obligated, throughout the liquidation process, to give Goldrich reasonable advance notice of any such auction, as more fully explained herein.

3.Claimants’ requested order for NyacAU to escrow interim distributions paid to NyacAU.

9.Requested Order No. 7 asks for an order requiring NyacAU to escrow all revenue it has been paid as an interim distribution under Section 10.1.2, and use it to pay off all encumbrances on leased or purchased equipment.  However, Article 10 of the Operating Agreement does not impose any obligation on Members, including NyacAU, who are actually paid interim distributions under Section 10.1.2, to use those distributions in a certain way, whether to pay off encumbrances or reinvest them in the mining operation.  Accordingly, the Panel denies this request.

4.Claimants’ requested order for GNP to retain $100,000 for liquidation costs and for Respondents to pay any and all liquidation costs in excess of this amount.

10.Requested Order No. 8 asks for the establishment of a $100,000 reserve for liquidation costs and an order requiring Respondents to pay any overage themselves.  But this request finds no support in the Operating Agreement.  The dissolution procedure in Article 14.3 is clear that during liquidation, the Manager is obligated to use GNP’s assets to first pay the debts and liabilities of GNP, including any amounts owed to the Members (but excluding Capital Accounts) and “the expenses of liquidation in the order of priority set forth herein.”  During this process the Manager may also establish, at its discretion, any reserves deemed necessary for “contingent or unforeseen liabilities or obligations of [GNP]”, which conceivably could include an amount for liquidation expenses.  But Article XIV does not provide for GNP to retain any amounts for liquidation expenses, does not place any limit on liquidation expenses that would be subject to reimbursement from a sale of GNP’s assets, and does not require the Manager to personally bear any such expenses.  Accordingly, this request is denied.

5.Claimants’ requested order No. 9, for ownership of the wash plant to be transferred to GNP.

11.This requested order is addressed by the Panel’s order in Section I.A.2., supra.  Also, it deserves mention that Goldrich has recently agreed that the wash plant may be disassembled by NyacAU and stored in Fairbanks, despite the fact that such action (at least according to Respondents’ expert Michael Tope), would significantly diminish the plant’s value on the market.

6.Claimants’ requested order preventing Respondents from removing small tools or items purchased by GNP for the project site.

12.The Panel has issued previous orders, all of which it now confirms, allowing transfer of equipment and other asset of GNP to Fairbanks for storage, in order to maximize their value on the market. Those rulings are hereby incorporated into this Revised Interim Award. The Panel hereby makes the same order as to any other items at the site, including pieces of equipment and tools owned by GNP, unless it can be shown that there is some economic advantage related to the liquidation to leaving these items on site (for example, if equipment/tools are needed on site for reclamation), and that they will not lose value if not moved to Fairbanks.

7.Claimants’ request for orders transferring mining permits and mining claims to Goldrich.

13.After the hearing, Claimants requested an order requiring GNP to transfer all mining permits and mining claims (as defined in the Placer Mining Claims Lease and Assignment “Claims Lease”) to Goldrich.  Subsequently, the parties made additional submissions on this issue, all of which have been reviewed by the Panel.

i.No provision of the Claims Lease or the Operating Agreement speaks directly to the rights or obligations of GNP to transfer its mining permit.

14.In their submissions, the parties have referenced various provisions of the Claims Lease and the Operating Agreement as controlling, or at least having relevance to, the transfer of a permit by GNP.  The Panel has reviewed these provisions, but as explained below, finds nothing in them that expressly imposes any rights or obligations on the parties with respect to a transfer of the mining permit secured by NyacAU on behalf of GNP (“Mining Permit”).

15.Under the Claims Lease, GMC leased the Claims to Goldrich, which in turn assigned all of its rights, title and interest in the Claims to GNP (the assigned Claims are set forth in Exhibit 1 of the Claims Lease).  The assignment was ratified by Section 1 of the Operating Agreement, which stated that the assignment included “without limitation, the right to use all associated water rights, mining Permits, Leases and licenses in existence as of April 2, 2012 as more fully set forth in the Lease” (emphasis added).  However, this language makes clear that the assignment of the Claims included only mining permits which existed as of the assignment date, which then consisted only of Goldrich’s preexisting general permit for mining ten acres at Little Squaw.  The Mining Permit was not issued until August 2013.

16.Section 7(a) of the Claims Lease articulates a slightly broader definition of “Mining Rights” which were assigned to GNP under the Lease as including “the exclusive right and license to … sell or otherwise dispose of … all Permits, Leases, licenses, rights-of-way, easements and servitudes in existence as of the date of this Lease or thereafter acquired as may be necessary, useful or convenient for [mining] purposes and the right of ingress and egress therefor…” (emphasis added).  By its terms, this language gives GNP the right to sell or otherwise dispose of any permits, including the Mining Permit, acquired during, and either necessary, useful or convenient for mining “purposes.”  However, it does not provide any specific procedures or proscriptions for a permit transfer, nor does it pertain to a period where all mining operations have ceased, the Claims assignment has been terminated and GNP has been dissolved and is in the process of liquidation.

17.Section 6(c) of the Claims Lease, also cited by the parties, does not specifically refer to the Mining Permit, but makes clear that even though the Claims Lease is terminated by the dissolution of GNP, GNP would continue to have the “obligation to reclamate the Claims until fully released by appropriate governmental authorities.”  This provision implies that the Mining Permit would remain in force during this period, since reclamation of the site was a condition of issuance of the Permit to which NyacAU agreed, in its capacity as the representative acting for and on behalf of GNP.  Section 14.6 of the Operating Agreement recognizes this exception in Section 6(c) of the Claims Lease in connection with the termination of the Lease upon dissolution:  “Upon dissolution of [GNP] the [Claims Lease] shall terminate, and all its rights, title and interest in it shall revert to Goldrich or GNP, as applicable, and neither [GNP] nor NyacAU shall have any rights, title or interest in the Claim, subject to the rights and obligations set forth in the [Claims Lease] (emphasis added).

18.No other provision of the contract documents directly refers to the Mining Permit, or the transfer thereof to Goldrich or any third party.

ii.Dissolution/liquidation provisions of the Operating Agreement do have relevance to the transfer of the Mining Permit

19.Consistent with Paragraph 6(c) of the Claims Lease, NyacAU, as Manager of the dissolution/liquidation process, must “make provision” for reclamation of the site as well as the payment of liabilities by the sale of GNP’s assets. (Article 14.2).  In this regard, the Mining Permit can be fairly characterized as a GNP asset, of course with the understanding that it carries with it the burden of reclamating the site when mining operations have been terminated.  As such, it is incumbent on NyacAU, as Manager, to determine if, under these conditions, the

Mining Permit has market value that potentially could be used to pay off GNP’s liabilities.  No market value has been established for the Mining Permit, although NyacAU has to date fulfilled its responsibility to make provision for the reclamation required by the Permit by submitting and obtaining government approval for a reclamation plan and performing reclamation in accordance with it. .)  As the owner of the Mining Permit, GNP has properly been charged for these reclamation costs and LOC 1 should be increased accordingly (Goldrich has challenged NyacAU’s reclamation work on grounds that the work has damaged future mining prospects by covering up exposed, unmined pay material, but no evidence supporting this allegation was presented, including any evidence that the government had modified or revoked its prior approval of NyacAU’s reclamation plan, or criticized the manner in which the plan had been implemented to date.).

20.Absent a transfer of the Permit, GNP (through NyacAU) of course would be obligated to complete reclamation, and obtain final approval from appropriate government authorities, as required by Section 6(c) of the Claims Lease—a process estimated to take several years. But Section 14.3 contemplates that liquidation will be completed within one year of dissolution—at the latest, by May 31, 2020 (a year from the filing of the formal Notice of Dissolution by NyacAU)--unless the parties agree to a longer period.  However, in the Panel’s view, this conflict can be rectified by NyacAU, prior to May 2020 “mak[ing] provision” for the completion of reclamation as required by Article 14.2., even though reclamation might not be completed for several more years.

21.The dissolution/liquidation process in the Operating Agreement provides the proper guidance for doing so, by giving NyacAU the right to establish reserves for “unforeseen or contingent liabilities,” which fairly can be read to encompass reclamation costs.  By establishing an adequate reserve for reclamation costs before May 2020, to the extent possible after payment of GNP’s debts and liabilities and liquidation expenses, NyacAU will have fully satisfied its obligation to “make provision” for reclamation under the Operating Agreement in connection with the dissolution/liquidation of GNP, even though reclamation activity might necessarily have to continue after that date.

22.In light of the above, the Panel orders as follows:

(i)By no later than January 15, 2020, NyacAU and Goldrich shall attempt to establish, by agreement, a market value for the GNP permit in connection with a transfer of the Permit to Goldrich or a third party, taking into consideration the obligation of GNP, or any transferee of the permit, to complete reclamation in accordance with NyacAU’s government-approved reclamation plan. If agreement cannot be reached, the parties will so notify the Panel promptly, and the issue will be resolved either by (1) the parties each submitting a market appraisal of the fair market value of the Mining Permit, and the Panel deciding fair market value based on such submissions, or (2) in any other reasonable manner agreed by the parties;

(ii)Reasonably prior to May 31, 2020, NyacAU shall perform its obligation to “make provision “ for reclamation by (1) adding all reclamation expenses actually incurred by NyacAU to LOC 1; (2) from GNP’s assets, to the extent possible after payment of  GNP’s debts and liabilities and liquidation expenses under Article 14.3.1 of the Operating Agreement, establishing a reserve for estimated reclamation expenses necessary to complete reclamation in accord with the existing, government-approved reclamation plan, in accord with Section 14.3.2 of the Operating

Agreement; and (iii) transferring its legal obligation to complete reclamation of the site to Goldrich or other third party only if reclamation liability is fully assumed by Goldrich or another third party as of the effective date of transfer of the permit, and Goldrich or any other third party has at that time provided sufficient financial security, in NyacAU’s reasonable view, to ensure that sufficient funding exists to complete reclamation in accordance with the existing reclamation plan and with approval by the appropriate governmental authorities.  To the extent that reclamation liability is properly assumed by Goldrich or another third party, the funds in any reclamation reserve may be used for reclamation, provided they are not for some reason needed to pay off debts and liabilities of GNP or ongoing liquidation expenses accrued after the reserve was established.

23.Claimants’ request to transfer the Mining Permit attempted to impose various conditions on the transfer, including, for example, (i) delaying Goldrich’s assumption of reclamation liability to a later, unspecified date; (ii) “offsetting” Goldrich’s reclamation liability with damages to the site allegedly caused by NyacAU’s faulty reclamation work to date; and (iii) allowing Goldrich to complete reclamation according to its own plan, rather that the NyacAU reclamation plan approved by the government.  Each of these conditions raises issues over which the Panel, in its view, has no jurisdiction.  Transfer of a mining permit under Alaska law is heavily regulated, to the point of imposing severe penalties on any party who fails to comply--as the parties have shown by the numerous references to relevant laws and regulations contained in their submissions.  It is for the proper government authority to determine if any of Goldrich’s requested conditions to transfer of the Mining Permit satisfy these regulations (and other laws pertaining to them), and the regulations do not, in the Panel’s view, cede jurisdiction to other bodies.  Under such circumstances, the Panel, at most, could only determine only that, with regard to a transfer of the Mining Permit, adequate provision had been made for reclamation to be completed as required by governmental authorities, based on express confirmation by such authorities themselves.

24.Of course, the parties are not precluded from negotiating an alternative arrangement for the liquidation of GNP which addresses more directly the issue of permit transfer should they wish to do so; but at present the Panel is constrained in its ruling by the existing contractual provisions and jurisdictional issues discussed above.

B.Orders Requested By Respondents

25.The orders requested by Respondents in connection with dissolution/liquidation, and the Panel’s rulings in connection therewith, are set forth below.

1.Respondents’ requested order confirming dissolution.

26.Respondents have requested an order from the Panel confirming the dissolution of GNP under Article XIV.  The Panel grants this request.  The evidence is undisputed that NyacAU filed and published a formal Notice of Dissolution on May 30, 2019 (and other requisite documents before that date), which in accordance with Section 14.2 of the Operating Agreement, formally effected the dissolution of GNP—although the parties had agreed to dissolution and commenced the liquidation of GNP in 2018.

2.Respondents’ requested order denying GMC an automatic right to purchase equipment.

27.The extent of Goldrich Mining Company’s (“GMC”) rights to purchase equipment are identical to the rights of Goldrich to make such purchases, which is addressed in Section I.A.2., above.  Accordingly, this request is granted.

3.Respondents’ requested order concerning booking of Alaska Growth Fund claim.

28.As has been discussed, the Alaska Growth Fund made a significant loan to NyacAU to fund mining operations.  At this time, there is apparently $2,000,000 outstanding on the loan, which of course will have to be addressed by NyacAU in accordance with the liquidation process (Article 14.3 of Operating Agreement).  The loan may not be booked as a capital contribution (or in any other manner) on GNP’s books, since the evidence showed it to be a loan of funds for mining operations and therefore a liability of GNP, subject to repayment from GNP’s assets in the liquidation process (Section 14.3.1). On this condition, the request is granted.

4.Respondents’ requested order for Tobin Creek reserve.

29.Respondents have also requested an order requiring Goldrich to establish a $30,000 reserve for Tobin Creek.  This apparently is the estimated amount it would take to remove mercury and otherwise clean up the Tobin Creek site so that a mining permit of some kind can be issued.  However, the Operating Agreement does not impose upon any party obligations with regard to Tobin Creek, and it is undisputed that no mining operations took place there from 2012 to the present.

30. NyacAU also argued in the hearing that they should be entitled to $124,000 in lost profits regarding the mining of Tobin Creek, based upon an indication of interest received from a third party that it might wish to mine Tobin Creek in the future.  However, this amount is not part of Respondents’ current damages claims and, in any event, would be too speculative for the Panel to award.  For these reasons, Respondents’ request to establish a reserve for Tobin Creek is denied.

5.Respondents’ requested order that any damages awarded to them can be  an offset to distributions (or damages) due Goldrich.

31.This request is granted in favor of both sets of parties and shall be applied reciprocally.

6.Respondents’ requested order to determine balances of all lines of credit.

32.The Panel considers this request to be part of the liquidation process and subject to determination by the Manager (with Goldrich,, as a Member of GNP, having the right to provide input), as part of its duty to ensure that all debts and liabilities of GNP are paid on a priority basis, including amounts due NyacAU as a creditor under any letters of credit. To facilitate this process, and in response to a request made by the Panel in the Interim Award, both parties made submissions on the balances due for LOC 1, LOC 2 and LOC 3.  The parties agree that LOC 2 has a zero balance.

33.LOC 1 balance.  As reflected in Respondents’ submission on the balance of LOC 1, LOC 2 and LOC 3 as of March 31, 2019, and in GNP’s accounting records (“Respondents’ LOC 1 and LOC 3 submission”), the assets and liabilities of GNP with regard to LOC 1 included the following:

(i)GNP’s total liabilities, as of March 31, 2019, were $23,703,985 and the balance of LOC 1 was $14,657,041.  The amount of GNP’s booked assets at the time was $599,818, which will be used by NyacAU, as Manager of the liquidation, to repay amounts owing under LOC 1 and/or, to the extent not so used, to satisfy other GNP liabilities.

(ii)However, LOC 1 must be recalculated in light of the Interim Award holdings (incorporated into the Partial Final Award) and other liabilities which have accrued since March 31, 2019.  As shown by Respondents’ submission, these include the following:

i.	Additional liabilities:
	Reinstatement of 15% interest rate under Leases 1-6
	Leases 1-4	$1,119,498

	Leases 5-6	$333,626
	Lease 7 and 2018 equipment rentals	$77,482

ii.	Credits:
	Credit to GNP regarding lease overcharges for Arctic Camp	$531,164

Taking these funds into account, the revised balance of LOC 1 as of March 31, 2019 was $15,656,483.

Respondents also listed in the category of “additional liabilities” $241,615 in interest payments from a number of loans, including: (1) a $2014 loan from the Koke’s in the principal amount of $500,000 (which the Panel assumes to be the $500,000 bridge loan ascribed by Respondents to Clark Gillam); (2) a 2014 loan from Kobuk Storage for $100,000; (3)  a 2016 loan from the Kokes for $500,000; and (4) a 2018 loan from AK USA for $1,000,000.  However, the Panel has been unable to locate references in the record to loans (2), (3) and (4).  Accordingly, before adding any interest on these loans to GNP’s liabilities, and within twenty (20) days of the issuance of the Second Interim Award, Respondents shall submit evidence showing that such loans were used exclusively for mining operations, and that the loans were referenced in the arbitration or records reflecting the loans provided in discovery.  Claimants shall have the right to respond to such submission within fifteen (15) days thereafter.

(iii)Respondents’ Submission also show additional liabilities incurred by GNP since March 31, 2019 up to the date of the Submission (June 21, 2019), which increased the LOC 1 balance, including:

i.	Additional employee salaries, debt payments and insurance premiums	$256,661

ii.	Additional vendor payables	$328,512

These amounts, when added to the LOC 1 balance, increase LOC 1 as of June 2019 to $16,483,271.

(iv)NyacAU, as Manager of the liquidation process, shall make any further adjustments to the LOC 1 that are necessitated by (1) additional liabilities incurred by GNP in connection with the reclamation of the site; (2) any other liabilities appropriately incurred by GNP; and (3) the Panel’s holdings in this Partial Final Award that (a) Leases 1, 3, 5, and 6 are Capital Leases and Leases 2, 4 and 7 are Operating Leases; and (b) that as a result of this characterization of the Leases, the parties are entitled to additional interim distributions for the years 2016-17 of $413,000 each, but with Goldrich’s additional share being reduced by $102,893 to pay off the balance owed on LOC 3 (see below).

(v)In their submission of July 30, 2019, Claimants asserted that the balance of LOC 1 as of March 31, 2019 was $17,343,648 (Claimants’ Summary of LOC 1 and LOC 3 Balances, Schedule 1).  This indicates that there similarity in the parties’ respective calculations of the balance currently owing under LOC 1.

34.LOC 3 balance.  GNP turned a profit in 2016 and 2017, which triggered interim distributions to the parties under Article X of the Operating Agreement.  For 2016, Goldrich received a distribution of $67,580, which was used to reduce interest on loans in LOC 3 to $45,051, with $250,000 principal balance still remaining.  In December 2017, Goldrich received a distribution of $245,323, which was applied to pay off accrued interest and pay down the principal amount of LOC 3 to $91,488.  Interest continued to accrue on that amount, which resulted in LOC 3 having a principle balance of $91,489 and accrued interest of $11,405 as of March 31, 2019, for a total of $102,894 (Respondents’ LOC 1 and LOC 3 Submission, page 10).

35.Claimants have asserted that there was a zero balance owing in LOC 3 as of March 31, 2019.  However, no analysis was presented to support this conclusion.  Thus, the LOC 3 balance as of March 31, 2019 shall be $102, 893, along with any additional interest accrued under the LOC 3 loan to the date of issuance of a Second Partial Final Award, unless the parties agree to a different balance in the course of the liquidation.

C.Additional Orders Concerning the Dissolution/Liquidation Process

36.To help ensure that the dissolution and liquidation process is carried out fairly as to all parties, NyacAU, as Manager of the dissolution/liquidation process, shall do the following:

(i)NyacAU shall provide to the Panel and to Claimants an inventory of all equipment which has heretofore been transported from the site to Fairbanks, and, on a quarterly basis, shall provide supplemental inventories of additional equipment transported to Fairbanks (with the exception of equipment at the site needed for reclamation work).

(ii)For any equipment or other items that are remaining on site for reclamation, NyacAU shall ensure that such equipment is adequately protected from environmental conditions so as to be fully operational during the reclamation process;

(iii)NyacAU shall provide to the Panel and to Claimants a list of all debts and liabilities of GNP, including debts and liabilities owed to NyacAU or Claimants, identifying the particular creditors of GNP and the amounts due;

(iv)NyacAU shall provide to the Panel and to Claimants a list of liquidation expenses incurred to date, and all liquidation expenses incurred, on a quarterly basis, in the future;

(v)NyacAU shall provide to the Panel and to Claimants a list of all reclamation expenses incurred to date, and all such expenses incurred, on a quarterly basis, in the future;

(vi)For any sale of the equipment constituting GNP assets, NyacAU shall provide the Panel and to Claimants at least ten (10) days advance notice in writing of the proposed sale, and Goldrich shall be allowed to either meet the proposed price by the payment of a cashier’s check or wire transfer, or object to the proposed price if Goldrich has a reasonable grounds to believe that the proposed amount of the sale is less than fair market value and that a better price may be obtained, within the timetable for the proposed sale, from Goldrich or another third party.  All such objections, if not resolved, shall be submitted to the Panel for resolution;

(vii)NyacAU shall keep a written record of the sales of equipment and other assets of GNP, which shall include identification of the buyer and the amount of the sale, the amount of any encumbrance on the items sold, proof that the encumbrance on the equipment has been removed or diminished by payment to the appropriate creditor from the sale proceeds, and use of net proceeds of the sales;

(viii)All amounts derived from the sales of equipment or other assets of GNP in the liquidation process shall be deposited into a separate trust account, from which outstanding debts and liabilities of GNP, and the expenses of liquidation and/or reclamation, shall be paid, in accordance with Article XIV.  NyacAU shall provide to the Panel and to Claimants notice of any amounts remaining in the account after all such debts, liabilities and liquidation costs have been paid, and any such amounts shall remain in the account pending further order of the Panel;

ix.NyacAU shall provide notice to the Panel and to Claimants of any reserves, including reclamation reserves, which NyacAU intends to establish in accord with Section 14.3.2 of the Operating Agreement. Claimants shall have a right to object or comment on the proposed reserve(s) before they are implemented; and

x.NyacAU shall give notice to the Panel and to the Claimants of monies and properties, if any, to be distributed to the Members in accordance with Sections 14.3.3 and 14.3.4 of the Operating Agreement.  The proposed amounts shall be distributed and the allocation thereof shall be approved by the Panel before they are made.

37.The Panel may issue other orders in connection with the dissolution and liquidation process, as necessary, to resolve any dissolution/liquidation issues between the parties.

38.It is not intended that this Second Interim Award be regarded as final or subject to review, pursuant to either federal or state arbitration statutes or in any other judicial proceedings in connection therewith.

IT IS SO ORDERED.

DATED: December 1, 2019
Thomas J. Brewer, Arbitrator

DATED: November __, 2019
Jason Kettrick, Arbitrator

DATED: November __, 2019
Fred G. Bennett, Panel Chair